UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

(Amendment No. 56)

Under the Securities Exchange Act of 1934

Casual Male Retail Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25057L102
(CUSIP Number)

Seymour Holtzman
c/o Jewelcor Companies
100 N. Wilkes Barre Blvd.
Wilkes-Barre, Pennsylvania 18702
(570) 822-6277
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 30, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

SCHEDULE 13D
CUSIP No. 25057L102

1)             NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jewelcor Management, Inc. 23-2331228
 _____________________________________________________________________________
2)           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a)        ☐
(b)       [x]
______________________________________________________________________________
3)           SEC USE ONLY
______________________________________________________________________________
4)           SOURCE OF FUNDS                                                      NA
______________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                            ☐
______________________________________________________________________________
6)           CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
___________________________________________________________________________
 7)           SOLE VOTING POWER
NUMBER OF                                                                           0
SHARES                                     ____________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           0
EACH                                           ____________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                                                 0
WITH                                           ____________________________________________________________
10)           SHARED DISPOSITIVE POWER
  0
______________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
______________________________________________________________________________
12)           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            ☐
__________________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
__________________________________________________________________________
14)           TYPE OF REPORTING PERSON
CO
__________________________________________________________________________

SCHEDULE 13D
CUSIP No. 25057L102

1)            NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Seymour Holtzman
 _____________________________________________________________________________
2)           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a)      ☐
(b)     [x]
______________________________________________________________________________
3)           SEC USE ONLY
______________________________________________________________________________
4)           SOURCE OF FUNDS                                                      PF
______________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                        ☐
______________________________________________________________________________
6)           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
___________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                           5,413,403(1)
SHARES                                     ____________________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                            0
EACH                                           ____________________________________________________________
REPORTING                                       9)           SOLE DISPOSITIVE POWER
PERSON                                                                                  5,413,403(1)
WITH                                           ____________________________________________________________
                     10)           SHARED DISPOSITIVE POWER
   0
______________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  5,413,403(1) — See Item 5
______________________________________________________________________________
12)           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                   ☐
__________________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  12.50%
__________________________________________________________________________
14)           TYPE OF REPORTING PERSON
IN
__________________________________________________________________________

(1) Includes options to purchase an aggregate of 1,743,334 shares of Common Stock and warrants to purchase an aggregate of 80,000 shares of Common Stock, all of which are immediately exercisable and are directly beneficially owned by Mr. Holtzman.  Excludes options to purchase an aggregate of 243,093 shares of Common Stock, 45,476 of which become exercisable on February 6, 2008, 53,333 of which become exercisable on April 24, 2008, 45,476 of which become exercisable on February 6, 2009, 53,333 of which become exercisable on April 24, 2009 and 45,475 of which become exercisable on February 6, 2010.

SCHEDULE 13D
CUSIP No. 25057L102

1)           NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Evelyn Holtzman
 _____________________________________________________________________________
2)           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)    ☐
 (b)   [x]
______________________________________________________________________________
3)           SEC USE ONLY
______________________________________________________________________________
4)           SOURCE OF FUNDS                                                      NA
______________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) OR 2(e)                                            ☐
______________________________________________________________________________
6)           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
___________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                           0
SHARES                                     ____________________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                             0
EACH                                           ____________________________________________________________
REPORTING                                       9)           SOLE DISPOSITIVE POWER
PERSON                                                                                  0
WITH                                           ____________________________________________________________
10)           SHARED DISPOSITIVE POWER
   0
______________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   0 — See Item 5
______________________________________________________________________________
12)           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                   ☐
__________________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0%
__________________________________________________________________________
14)           TYPE OF REPORTING PERSON
   IN
__________________________________________________________________________

SCHEDULE 13D
CUSIP No. 25057L102

1)           NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
S.H. Holdings, Inc.                                                                                     23-2512788
 _____________________________________________________________________________
2)           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a)    ☐
(b)   [x]
______________________________________________________________________________
3)           SEC USE ONLY
______________________________________________________________________________
4)           SOURCE OF FUNDS                                                      NA
______________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                            ☐
______________________________________________________________________________
6)           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                           0
SHARES                                     ____________________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                             0
EACH                                           ____________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                                                  0
WITH                                           ____________________________________________________________
10)           SHARED DISPOSITIVE POWER
   0
______________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0 — See Item 5
______________________________________________________________________________
12)           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                   ☐
__________________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0%
__________________________________________________________________________
14)           TYPE OF REPORTING PERSON
    CO
__________________________________________________________________________

SCHEDULE 13D
CUSIP No. 25057L102

1)           NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jewelcor Incorporated                                                                                     24-0858676
 _____________________________________________________________________________
2)           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a)    ☐
(b)   [x]
______________________________________________________________________________
3)           SEC USE ONLY
______________________________________________________________________________
4)           SOURCE OF FUNDS                                                      NA
______________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) OR 2(e)                                            ☐
______________________________________________________________________________
6)           CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania
___________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                           0
SHARES                                      ____________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                             0
EACH                                           ____________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                                                  0
WITH                                           ____________________________________________________________
10)           SHARED DISPOSITIVE POWER
    0
______________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   0 — See Item 5
______________________________________________________________________________
12)           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                   ☐
__________________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   0%
__________________________________________________________________________
14)           TYPE OF REPORTING PERSON
   CO
__________________________________________________________________________

This Amendment No. 56 amends and supplements the Schedule 13D, dated November 27, 1998, as amended to date (the “Schedule 13D”), originally filed with the Securities and Exchange Commission by Jewelcor Management, Inc. (“JMI”) and others with respect to the common stock, $.01 par value (the “Common Stock”), of Casual Male Retail Group, Inc., a Delaware corporation (the “Company”).  The address of the principal business and principal offices of the Company is 555 Turnpike Street, Canton, Massachusetts 02021.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On May 30, 2007, JMI executed and delivered an Amendment to Consulting Agreement with Casual Male Retail Group, Inc., effective as of April 29, 2007, which amends and restates certain portions of the Consulting Agreement as previously amended.

Item 5.  Interest in Securities of the Issuer

Items 5(a)–(c) of the Schedule 13D are hereby amended and supplemented as follows:

As of June 5, 2007, the Reporting Entities included in this filing beneficially own an aggregate of 5,413,403 shares of Common Stock, representing approximately 12.50% of the outstanding shares of Common Stock based upon the 41,518,390 shares of Common Stock outstanding as of June 1, 2007 as reported by the Company in its Definitive Proxy Statement filed on June 4, 2007.

As of June 5, 2007, Seymour Holtzman may be deemed to beneficially own 5,413,403 shares of Common Stock, representing an aggregate of approximately 12.50% of the outstanding shares of Common Stock.  Such amount includes options to purchase an aggregate of 1,743,334 shares of Common Stock and warrants to purchase an aggregate of 80,000 shares of Common Stock, all of which are immediately exercisable and are directly beneficially owned by Mr. Holtzman.

As of December 29, 2006, JMI beneficially owned no shares of Common Stock.

No transactions have been effectuated by the Reporting Entities during the 60 days preceding the date of this filing.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

See Item 4 and Item 7.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1.  Amendment to Consulting Agreement effective as of April 29, 2007.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 5, 2007

JEWELCOR MANAGEMENT, INC.

By:/s/ Seymour Holtzman
     Name: Seymour Holtzman
     Title:   President

JEWELCOR INCORPORATED

By: /s/ Seymour Holtzman
    Name: Seymour Holtzman
    Title:   President

S.H. HOLDINGS, INC.

By: /s/ Seymour Holtzman
     Name: Seymour Holtzman
     Title:   President

/s/ Seymour Holtzman
Seymour Holtzman

/s/ Evelyn Holtzman
Evelyn Holtzman

Exhibit 1

AMENDMENT TO CONSULTING AGREEMENT

Dated as of April 29, 2007

WHEREAS, Casual Male Retail Group, Inc. (formerly Designs, Inc., the “Corporation”) and Jewelcor Management, Inc. (the “Independent Contractor”) entered into a certain Consulting Agreement dated April 29, 2000, as amended by Letter Agreement dated April 28, 2001, by Letter Agreement dated April 28, 2002, by Amendment to Consulting Agreement dated April 29, 2003, by Amendment to Consulting Agreement dated April 26, 2004, by Amendment to Consulting Agreement dated August 26, 2004, by Amendment to Consulting Agreement dated June 15, 2005 and as amended by Letter Agreement dated May 26, 2006 (hereinafter referred to as “the Agreement”), and

WHEREAS, Corporation and Independent Contractor wish to amend, modify and/or restate certain terms, provisions, conditions and covenants of the Agreement.

NOW THEREFORE, for and in consideration of the foregoing, the mutual promises and covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, the Corporation and Independent Contractor hereby agree to amend the Agreement as follows:

1. Term of Agreement.  Paragraph 1 of Amendment to Consulting Agreement dated April 29, 2003 shall be amended to read as follows:

The term of the Agreement shall be extended for a period of two years, with the period commencing on April 29, 2007.  The term can be further extended only by agreement of both the Corporation and Independent Contractor.

2. Duties.  The Independent Contractor will be responsible on the Board's behalf for overseeing the direction and execution of transactions concerning the strategic direction of the Corporation, including

a.	any significant acquisitions or dispositions;

b.	any merger, business combination or sale of the Corporation or of substantially all of its assets;

c.	any debt or equity financing and/or refinancing;

d.	any strategic partnering; and

e.	any other major contracts or transactions that the Board of Directors deems to be “strategic.”

3. Compensation

Effective as of the date of this Agreement,  subject to the provisions of Section 4 of the Agreement, the fixed non-bonus consideration to be furnished to the Independent Contractor (or to Seymour Holtzman if the Independent Contractor so directs) by the Corporation for the Services rendered by the Independent Contractor under the Agreement shall consist of annual compensation of $575,000.

Section 4.5 of the Agreement shall be amended to read as follows:

Independent Contractor is not eligible to future participation in any current executive incentive or bonus program. However, the Board of Directors, at its own discretion, may choose to award a bonus to Independent Contractor if it determines that the Independent Contractor’s performance in carrying out its duties (as described in Paragraph 2 of this Amendment) has been outstanding, substantially exceeding the Board's expectations.

THE REMAINING terms of the Agreement shall remain in full force and effect without change.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment to Consulting Agreement as a sealed instrument, in any number of counterpart copies, each of which shall be deemed an original for all purposes, as of the day and year first written above.

JEWELCOR MANAGEMENT, INC.

By:___________________________

CASUAL MALE RETAIL GROUP, INC.

By:___________________________

By:___________________________